Microsoft Word 10.0.4219;T. ROWE PRICE INSTITUTIONAL INTERNATIONAL FUNDS, INC.

         T. Rowe Price Institutional Emerging Markets Equity Fund

The fund can now invest up to 10% of its total assets in below-investment-grade ("junk") bonds. The following operating policy was added to the prospectus:

Operating policy: Fund investments in below-investment-grade bonds are limited to 10% of total assets.